Exhibit 12.1

GRAPHIC PACKAGING INTERNATIONAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(in thousands, except ratio data)

	Three months Ended March 31, 2002	Three months Ended March 31, 2001	Year Ended December 31,
			2001	2000	1999	1998	1997
Earnings:
Income (loss) from continuing operations	$8,109	$6,101	$10,693	$(11,676)	$30,355	$10,204	$(2,065)
Share of loss from equity investee	315	201	804	473	267	—	—
Fixed charges (from below)	17,340	23,089	80,654	97,161	56,642	27,078	10,927
Depreciation of capitalized interest	306	253	936	1,824	95	45	55
Capitalized interest	(145)	(442)	(1,828)	(1,089)	(1,974)	(330)	(460)

Total earnings	$25,925	$29,202	$91,259	$86,693	$85,385	$36,997	$8,457

Fixed Charges:
Interest expensed	$11,296	$16,125	$52,811	$82,071	$50,240	$25,578	$8,666
Interest capitalized	145	442	1,828	1,089	1,974	330	460
Amortization of debt issuance costs	1,368	1,950	7,795	8,865	2,448	—	—
Interest factor in rent expense (1)	433	405	1,606	1,330	1,980	1,170	1,801
Funds needed to pay preferred stock dividends	4,098	4,167	16,614	3,806	—	—	—

Total fixed charges	$17,340	$23,089	$80,654	$97,161	$56,642	$27,078	$10,927

Ratio of earnings to fixed charges	1.5	1.3	1.1	0.9	1.5	1.4	0.8

Deficiency	$—	$—	$—	$(10,468)	$—	$—	$(2,470)

(1)	33% of rental expense (considered to be representative of the interest factor).